Anglo Irish Bank Corporation plc

Stephen Court
18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
SWIFT: AngolE2D
Website: www.angloirishbank.com

Fax: Banking +353 1 6162481
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6162483
Fax: Personnel +353 1 6162488

RECEIVED
2004 MAY 11 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANGLO IRISH BANK

29 April 2004

04024953

Office of International Corporate Finance,
Securities & Exchange Commission,
450 Fifth Street N.W.,
Washington D.C. 20549,
U.S.A.

Re: **Anglo Irish Bank Corporation Plc (File No. 82-3791)**
12g3-2 (b) Exemption.

SUPPL

Dear Sirs,

Please find enclosed information and/or documents furnished by Anglo Irish Bank Corporation plc (file No. 82-3791) under paragraph (b) (1) (iii) Rule 12g3-2, which information shall not be deemed "Filed" with the SEC or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934.

Yours faithfully,
ANGLO IRISH BANK

PROCESSED
MAY 11 2004
THOMSON FINANCIAL

B. Daly

Encl.

dlw 5/11

STOCK EXCHANGE

DATE	ANNOUNCEMENT
6 April 2004	Notification of Substantial Shareholding
19 April 2004	Notification of Substantial Shareholding
9 March 2004	Dealing by Director
29 April 2004	Notice of Results Release date

COMPANIES REGISTRATION OFFICE

DATE	ANNOUNCEMENT
19 February 2004	Statutory Form B5 – Return of Allotments/Companies Capital Duty – 81,450 new ordinary shares
03 March 2004	Statutory Form B5 – Return of Allotments/Companies Capital Duty – 81,600 new ordinary shares

RECEIVED

2004 MAY 11 A 9:23

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS No.736405

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of shareholder having a major interest

Threadneedle Asset Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

8,122,044 shares registered in the name of Threadneedle Asset Management Limited and 1,955,244 shares registered in the name of Amex International Incorporation as registered owners on behalf of a range of clients who are each the beneficial owner of a portion of the shareholding.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Threadneedle Asset Management Limited	8,122,044
Amex International Incorporation	1,955,244

5. Number of shares / amount of stock acquired

Not Stated

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary €0.32

10. Date of transaction

Not stated

11. Date company informed

06 April 2004

12. Total holding following this notification

10,077,288

13. Total percentage holding of issued class following this notification

3.023%

14. Any additional information

15. Name of contact and telephone number for queries

Bernard Daly (01) 616 2506

16. Name and signature of authorised company official responsible for making this notification

Bernard Daly

Date of notification

06 April 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS No.7351X

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of shareholder having a major interest

Threadneedle Asset Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

7,866,522 shares registered in the name of Threadneedle Asset Management Limited and 1,955,244 shares registered in the name of Amex International Incorporation as registered owners on behalf of a range of clients who are each the beneficial owner of a portion of the shareholding.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Threadneedle Asset Management Limited	**7,866,522**
Amex International Incorporation	**1,955,244**

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Not Stated

8. Percentage of issued class

N/A

9. Class of security

Ordinary €0.32

10. Date of transaction

Not stated

11. Date company informed

16 April 2004

12. Total holding following this notification

9,821,766

13. Total percentage holding of issued class following this notification

2.946%

14. Any additional information

15. Name of contact and telephone number for queries

Bernard Daly (01) 616 2506

16. Name and signature of authorised company official responsible for making this notification

Bernard Daly

Date of notification

19 April 2004

DEAN 7973848
44 207
htm.
annoucements@ISE.ie

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company **Anglo Irish Bank Corporation PLC**		2. Name of director **Peter Murray**	
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest **Director named in 2 above**		4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) **Chase Nominees Ltd**	
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) **Director named in 2 above**		6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. **Share purchase**	
7. Number of shares/amount of stock acquired **21,000 ordinary euro 0.32**	8. Percentage of issued class **.006%**	9. Number of shares/amount of stock disposed **N/A**	10. Percentage of issued class **N/A**
11. Class of security **Ordinary euro 0.32**	12. Price per share **euro 14.14**	13. Date of transaction 5/03/2004	14. Date company informed 8/03/04
15. Total holding following this notification 121,280		16. Total percentage holding of issued class following this notification 0.36	

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries Bernard Daly - 00 3531 616 2506
25. Name and signature of authorised company official responsible for making this notification Bernard Daly, Group Secretary Date of notification 9/03/2004	

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

ANGLO IRISH BANK

ANGLO IRISH BANK CORPORATION PLC

INTERIM RESULTS 2004

Anglo Irish Bank Corporation plc wishes to advise that it will announce the Interim Results for the six months ended 31st March 2004 on the morning of Wednesday, 5th May 2004. The Results will incorporate information relating to the Interim Dividend.

29th April 2004

AVS No. 775896

...should be lodged with the
...Commissioners,
...Capital Duty Section,
...Taxes Division,
...Building,
...Castle, Dublin 2,
...will forward it to the
...Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number

22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

ANGLO IRISH BANK CORPORATION PLC

Effective centre of management if outside the State

Registered Office

STEPHEN COURT, 18/21 ST. STEPHEN'S GREEN, DUBLIN 2

RECEIVED 2004 MAY 11 A 9:23 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date of allotment(s) *notes one and two* made on 19/02/2004

or made from ______ to ______

Note One
The period between the first and last dates should not exceed one month.

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
BRIAN LINEHAN 15 CASANA VIEW, HOWTH, CO DUBLIN	ORDINARY €0.32	32,450
KEITH MILLER 1 FOXHILLS CLOSE, APPLETON, WARRINGTON, CHESHIRE WA4 5DH	ORDINARY €0.32	9,000
CATHERINE MULLARKEY RICHARDSTOWN, BALLYBOUGHAL, CO DUBLIN	ORDINARY €0.32	40,000

Presenter's Name
CLIONA JOYCE

Address
ANGLO IRISH BANK CORPORATION PLC
18/21 ST. STEPHEN'S GREEN, DUBLIN 2

Telephone 01 616 2506

Reference BD/CJ

B

Consideration for allotment(s) consist of (✓ as appropriate)

Cash ☑	Non-Cash ☐	Both Cash and Non-Cash ☐
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
40,000	ORDINARY	0.32	1.0919747	43,678.99
9,000	ORDINARY	0.32	2.34	21,060.00
32,450	ORDINARY	0.32	2.36	76,582.00

Denomination EURO

Conversion rate, if any

Total value of consideration € 141,320.99

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

SHARES ISSUED ON EXERCISE OF SHARE OPTIONS

Denomination

Conversion rate, if any

Total value of consideration *note three* € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature Bernard Daly

Date

Name *Block letters please*

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 19/02/2004
notes one and two

or made from ______________ to ______________

E	F
Value of assets contributed or to be contributed	Nominal value of shares allotted
1. Total from Section C: € 141,320.99	1. Amount/ Denomination:
+	
2. Total from Section D: € 0.00	2. Conversion Rate:
3. Total 1 + 2 above: € 141,320.99	3. Amount in €: €
4. Expenses *note four*: € 0.00	
5. Total 3 - 4: € 141,320.99	

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 141,320.99

Stamp Duty at € 1.27 per € 127.00 or part thereof: € 1,414.00

Interest for 0 months *note five*: € 0.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD): € 1,414.00

Euro 12.00

\+

~~€12.70~~ Companies Office Registration Fee

Total Due (CCD + Reg. Fee): € 1,426.00

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number

22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name in full

ANGLO IRISH BANK CORPORATION PLC

Effective centre of management if outside the State

Registered Office
STEPHEN COURT, 18/21 ST. STEPHEN'S GREEN, DUBLIN 2

RECEIVED
2004 MAY 11 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) made on 03/03/2004
notes one and two

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
STEPHEN MACKEY 84 HAWTHORN PLACE, CLYBAWN ROAD, KNOCKNACARRA, GALWAY	ORDINARY	41,600
PAUL PARDY 50 THE PINES, CASTLEKNOCK, CO DUBLIN	ORDINARY	40,000

Presenter's Name: CLIONA JOYCE

Address: ANGLO IRISH BANK CORPORATION PLC
18/21 ST. STEPHEN'S GREEN, DUBLIN 2

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) [ ]

Exemption claimed under Section 72 Finance Act, 1973, as amended [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
41,600	ORDINARY	0.32	2.36	98,176.00
40,000	ORDINARY	0.32	2.59	103,600.00

Denomination EURO

Conversion rate, if any

Total value of consideration € 201,776.00

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

SHARES ALLOTTED ON EXERCISE OF SHARE OPTION

Denomination

Conversion rate, if any

Total value of consideration *note three* € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature B Daly

Date 14/4/2004

Name *Block letters please*

BERNARD DALY

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 03/03/2004
notes one and two

or made from ______ to ______

E		F	
Value of assets contributed or to be contributed		Nominal value of shares allotted	
1. Total from Section C	€ 201,776.00		1. Amount/ Denomination
+			
2. Total from Section D	€ 0.00		2. Conversion Rate
3. Total 1 + 2 above	€ 201,776.00	€	3. Amount in €
4. Expenses *note four*	€ 0.00		
5. Total 3 - 4	€ 201,776.00		

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 201,776.00

Stamp Duty at € 1.27 per € 127.00 or part thereof — € 2,018.00

Interest for 1 months *note five* — € 21.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD) — € 2,039.00

\+

€12.00 ~~€12.70~~ Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — € 2,051.00

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.